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		File Number 70-8577


SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM U-1


APPLICATION-DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199
(a registered holding company and
the parent of the other party)

CNG PRODUCTS AND SERVICES, INC.
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-03199


Names and addresses of agents for service:

R. E. Wright, President
CNG Products and Services, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

J. M. Hostetler, Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


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		File Number 70-8577

SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549


POST-EFFECTIVE AMENDMENT NO. 1 TO
APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1.	Description of Proposed Transaction

INTRODUCTION
Consolidated Natural Gas Company ("Consolidated") is a Delaware
corporation and a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of seventeen subsidiaries. The subsidiary companies are primarily engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, byproduct operation, energy services and other related activities.
CNG Products and Services, Inc. ("Products and Services"),
incorporated in 1995, is a wholly-owned non-utility subsidiary of Consolidated. It provides energy-related, customer-convenience services ("Customer Services") to customers of the local distribution companies ("LDCs") in the Consolidated System (1) and to others, primarily customers of non-affiliated utilities. The Customer Services, approved by Commission Order on August 28, 1995, HCAR No. 26363 ("August 28 Order"), are closely related to energy services already being provided to such customers.
____________________

(1)	The "Consolidated System" is Consolidated and its 17 wholly-owned subsidiaries which, in addition to an energy marketing subsidiary, CNG Energy Services Corporation, includes five local distribution companies and an interstate pipeline subsidiary, CNG Transmission Corporation. The five local distribution companies of the Consolidated System ("Consolidated LDCs") are: (1) The East Ohio Gas Company, serving 1,081,000 customers primarily in northeastern Ohio; (2) The Peoples Natural Gas Company,


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The August 28 Order approved the following categories of Customer
Services:

(1)	Service Line Maintenance Program
(2)	Appliance Guard (extended service warranty)
(3)	Payment Power (bill payment protection)
(4)	Routine Furnace Services
(5)	One-Package Appliance Inspection and Replacement
(6)	Community Bill Payment Center
(7)	Energy Audits and Services
(8)	Propane Service
(9)	Gas Fired Electric Generators
(10)	Pipeline Maintenance, Construction, and Managerial Support
Services for others
However, the Commission authorization extended only to these ten specific categories of Customer Services (2).
____________________

serving 332,000 customers in southwestern Pennsylvania; (3) Virginia Natural Gas, Inc., serving 184,000 customers in southeastern Virginia; (4) Hope Gas, Inc., serving 111,000 customers in central and northern West Virginia; and (5) West Ohio Gas Company, serving 60,000 customers in a region in western Ohio centered around Lima.

(2)	The following is a more detailed description of the Customer Services listed above: (1) Service Line Maintenance Program. Products and Services pays for repair of service lines -- owned by and on customer's property -- in exchange for a nominal monthly fee. This is similar to service offered by telephone companies to repair telephone lines inside the house -- without any additional charge above the nominal monthly fee. (2) Appliance Guard. Products and Services would provide customers with an extended service warranty that would cover the cost of repairing appliances owned by the customer. It would include (but not be limited to) gas grills, furnaces and air conditioning units, and commercial and residential ranges.
(3) Payment Power. Products and Services, through contractual arrangement with American Banker's Insurance Group, would provide bill payment protection for customers up to $400 a month for six months -- should the customer become unemployed, disabled, or die. (4) Routine Furnace Services. Products and Services would act as an intermediary for customers to arrange routine inspections or repairs of furnaces. (5) One Package Appliance Inspection and Replacement. This would be a "premium service" offered by Products and Services to "add value" for the customer. it goes beyond the Routine Furnace Services plan mentioned above, by


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PROPOSALS
Applicants now propose the following additional categories to Customer Services: Energy-Related Equipment, Safety Inspection/Electronic Measurement Services, Marketing Services, and Risk Management Products.




____________________

offering annual inspection, maintenance service, or even replacement of any appliance. Also, Products and Services may offer customers the option to rent, rent-to-own, or purchase appliances like hot water heaters and furnaces. (6) Community Bill Payment Center. Products and Services would provide a centralized bill payment center where customers can -- with "one-stop" -pay their gas, electric, water, telephone, cable and other utility or municipal bills. The potential for such centers will depend on the local community (overall interest and feasibility). Local utilities and municipalities may be able to reduce costs by merging existing bill payment locations into the community bill payment center. (7) Energy Audits and Services. Products and Services would arrange energy audits for institutional and commercial customers, and then offer the customer a turn-key service package, including bank or other third party financing, to implement energy-saving recommendations resulting from the audit. (8) Propane Service. Products and Services would arrange for this service in areas where, at the present time, it is not economical for LDCs to extend natural gas service via underground pipeline. (9) Gas Fired Electric Generators. Products and Services would arrange for the installation of temporary or permanent gas-fired turbines, for the on-site generation and consumption of electrical energy. (10) Pipeline Maintenance. Construction and Managerial Support Services For Others. For pipeline maintenance, Products and Services would manage all Department of Transportation ("DOT") required maintenance on pipelines owned by other utilities. For pipeline construction, Products and Services would arrange for and manage the construction of pipelines to be owned by other utilities. For managerial support services, which are intended for small, non-affiliated utilities, Products and Services would offer (1) consultant services to solve financial or operational difficulties, (2) managerial services for one or more day-to-day operations, and (3) training services for the employees of small utilities to meet new standards in the industry or comply with government regulations. The services would be tailored to meet the particular needs.


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Energy-Related Equipment.  Products and Services would sell and install energy-related appliances and products of all types (collectively, referred to as "Energy-Related Equipment). Examples are (but not limited
to) furnaces, air conditioning, hot water heaters, heat pumps, gas grills, gas lights and logs,(3) natural gas vehicle ("NGV") conversion equipment (to convert a vehicle to "dual-fuel" capability) and the NGV refueling equipment necessary to allow customers to refuel their NGVs at home.(4) Products and Services would also sell products that enhance safety, increase energy efficiency, or provide energy-related information.
Examples of safety devices are (but not limited to) home security systems which include carbon monoxide/smoke and fire detectors, and fire extinguishers. Energy consumption monitoring devices, including software programs, may be offered, along with "demand side management" devices to increase energy efficiency or reduce energy consumption.
The August 28 Order authorized Products and Services to arrange third-party financing for customers in connection with the Customer Services authorized in the August 28 Order. Products and Services proposes to expand this authorization to allow third party financing for the additional Customer Services contemplated in this Post-Effective Amendment.
_____________________

(3)	This line of business was previously approved in the August 28 Order
(see footnote 2 above where Applicants were authorized to sell furnaces and other appliances as part of its "One-Package Appliance Inspection and Replacement" program.), PSI Energy, Inc. HCAR No. 26412 (November 21,
1995), and Columbia Gas System, Inc. HCAR No. 26498 (March 25, 1996). Applicants propose to expand this line of business in keeping with the March 25, 1996 Columbia order.

(4)	By order dated April 22, 1996 (HCAR No. 26509), Consolidated was authorized to restructure certain companies in the CNG system. As part of this restructuring, Products and Services acquired from CNG Power Company the latter's NGV Division and CNG Technologies, Inc. Also, by order dated February 23, 1995 (HCAR No. 26234), CNG Financial Services, Inc., a wholly-owned, nonutility subsidiary, was authorized to finance the purchase of standard appliances, new technology equipment and alternate fuel equipment.


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Although Applicants expect that third-party financing will continue to be the preferred financial offering, Products and Services proposes to offer financing to customers by (1) making short-term loans to cover the period of installation of the energy-related appliances until permanent financing can be obtained by the customer or (2) making long-term loans for a period of time not to exceed the lesser of 10 years or the expected useful life of the equipment. The aggregate amount of energy-related appliance equipment financing loans by Products and Services outstanding at any one time will not exceed $50,000,000, with an individual customer financing limit of $5,000,000 at any one time. This type of activity was previously approved by the Commission in Consolidated Natural Gas Company, HCAR No. 26234 (February 23, 1995) (approving financing of gas utilizing equipment for customers of the affiliated LDCs and gas marketing companies of the CNG system) and Columbia Gas Systems, Inc., HCAR No. 26498.
Products and Services also may make available to third-party contractors who independently sell and/or install Energy-Related Equipment certain options to offer their customers assistance in financing the purchase (including installation) of Energy-Related Equipment. Such financing options may be in the form of third-party financing or through Products and Services' financing offering consistent with the terms authorized herein.
Safety Inspection/Repair and Electronic Measurement Services.
Products and Services would offer a safety inspection/repair service to check for carbon monoxide, faulty equipment/wiring, among other things. Repair services may also be offered to correct any problems discovered by the inspection. As to electronic measurement services, Products and Services would offer residential, commercial and industrial customers a variety of enhanced measurement and billing services that enable the customer to better estimate


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and control energy expenditures.  Examples are (but not limited to)
enabling consumers using their phone or computer to find out what their gas or energy bill is at any point during the month, or with a large commercial consumer, to continuously monitor energy consumption, prices, and fuel-switching opportunities. (5)

Marketing Services. Products and Services would offer intellectual property products and marketing services to non-affiliated businesses.
This could involve (but is not limited to) selling CNG inventions and software to others, selling customer lists, providing a bill-insert service to third parties, providing automated meter reading services to non-affiliated LDCs, as well as other consulting services, such as (but not limited to) how to set up a billing mechanism or marketing program. (6)

Risk Management Products. A variety of programs may be made available to gas customers interested in hedging energy price or consumption fluctuations. Applicants propose this line of business in keeping with the March 25, 1996 Columbia order.

____________________

(5)	This line of business was approved for Columbia in the March 25, 1996 order cited above (see "Safety Inspections and Electronic Measurement Services") and is comparable to that previously approved by the Commission in Central and South West Corporation HCAR No. 26367 (September 1, 1995) (approving consulting and energy analysis services, among other things).
The repair aspect of this business was previously approved for Applicants in the August 28, 1995 order cited above(see "One Package Appliance Inspection and Replacement Program").

(6)	This line of business expands on Applicants "Pipeline Maintenance,
Construction and Managerial Support Services for Others" approved as part of the August 28 order cited above.


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Applicants also propose expansion of its Service Line Maintenance
Program to cover any type of service line -- wire or pipe -- owned by the customer. Products and Services would pay for the repairs in exchange for a nominal monthly fee. The customer would choose what was covered and then pays just one monthly fee to Products and Services, instead of separate monthly fees to the telephone, cable or water utilities. This may be more convenient and cost effective for the customer.

In addition, as approved for Columbia in the March 25, 1996 order cited above, Applicants request authorization for Products and Services to offer incidental products and services related to the consumption of energy, or the maintenance of property, which are similar to the types of services listed. This would essentially permit Products and Services to respond to the needs of customers as those needs are identified. Because the products or services would always relate to the consumption of energy or maintenance of property, all of the precedents cited above should be considered precedent for these incidental products and services. In today's fast moving energy markets, it is essential for Products and Services to have the flexibility to respond to product and service developments expeditiously.

Finally, Applicants also request authorization for an investment by Products and Services of $250,000 in American Gas Finance Company, LLC
(AGFC). Products and Services has entered into a subscription agreement (See Exhibit A-l) with AGFC -- the consummation of which is contingent upon SEC approval -with $250,000 placed in escrow until SEC approval is obtained. AGFC will provide consumer financing services to customers of American Gas Association ("AGA") member companies and trade allies. AGFC will provide purchasing, selling, and discounting loan services to member utilities and trade allies, using Fannie Mae capital. The Fannie Mae loans are to be used for


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"weatherization" improvements (e.g., replacement of heating and air conditioning systems, water heaters, windows, as well as installation of insulation).

Applicants submit that the proposed additional Customer Services are reasonably incidental and/or economically necessary or appropriate to the Consolidated System core utility business of distributing gas at retail and will primarily benefit the Consolidated LDCs and their customers.(7)

Applicants submit that the additional Customer Services will promote the safe and efficient distribution of natural gas at retail. The additional Customer Services will also foster effective demand side management by reducing unnecessary consumption. Applicants submit that such equipment and services are consistent with or reasonably incidental to the type of appliance sales and marketing activities that have been approved by the Commission in cases such as Engineers Public Service Company, 12 S.E.C. 41 (1942) at 54-55; Mississippi Power Company, HCAR No. 22453 (September 1, 1978); General Public Utilities Corporation, HCAR No. 15184 (February 9, 1965); and Cities Service Company, HCAR No. 5028 (May 5,
1944), 15 S.E.C. 962 (1944), and most recently, Columbia Gas System, Inc., HCAR No. 26498, 61 S.E.C. 1505 (1996).




____________________

(7)	Applicants submit that each of the proposed Customer Services falls within one or more of the categories of energy-related activities which would be permitted under proposed rule 58. See Holding Company Act Release No. 26311 (June 28, 1995).


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Item 2.	Fees, Commissions, and Expenses

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the proposed transactions will not exceed $5,000, including $4,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this Application-Declaration and other documents, and $1,000 for miscellaneous other expenses.

The charges of Service Company, a subsidiary service company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this Application-Declaration and other related documents and papers required to consummate the proposed transactions are as stated above.


Item 3.	Applicable Statutory Provisions

If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act or Rule or Regulation other than those cited herein, such authorization, approval or exemption is hereby requested.

Item 4.	Regulatory Approval
No state commission and no federal agency other than this Commission has jurisdiction over the proposed transactions except with regard to service agreements and affiliate transactions between the CNG LDCs and Products and Services.


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Item 5.	Procedure

Applicants respectfully request that an order be issued approving this Post Effective Amendment by December 31, 1996.

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.	Exhibits and Financial Statements

		The following exhibits and financial statement are made a part of this statement:

		(a)	Exhibits

			o	A-1	Subscription Agreement for Investment in AGFC

			o	Proposed Notice pursuant to Rule 22(f)



(b)	Financial Statements

Financial statements of the applicant-declarants are deemed unnecessary with respect to the proposed authorizations sought herein due to


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the simple nature of the Amendment.  However, any financial information will be furnished which the Commission shall request.

Item 7.	Information as to Environmental Effects

The proposed transactions do not involve major federal action having a significant effect on the human environment. See Item 1(a).

No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


SIGNATURES
___________

Pursuant to the requirements of the Public Utility Holding Company
Act of 1935, the undersigned Companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

						CONSOLIDATED NATURAL GAS COMPANY
						CNG PRODUCTS AND SERVICES, INC.



						By J. M. Hostetler
Its Attorney

Dated:	November 13, 1996